EXHIBIT 21.1

Subsidiaries of Yi Xin International Copper, Inc.

The names of indirectly owned subsidiaries are indented under the names of their respective parent corporations:

Subsidiary	Jurisdiction of Incorporation

LYH Acquisition Corporation	British Virgin Islands corporation
WWC Corporation Ltd.	Hong Kong corporation
Jiangxi Guixi Yi Xin Copper Co.	Chinese Foreign Invested Enterprise